Exhibit 99.2

Hermitage Offshore Services Ltd. (NYSE:PSV)
Announces Availability of Proxy Materials for Annual General Meeting of Shareholders

Hamilton, Bermuda ⸻ April 30, 2020

Hermitage Offshore Services Ltd. (the “Company”) announced today that it has commenced mailing materials to its shareholders for the 2020 Annual General Meeting (the “Annual Meeting”), scheduled to be held on June 9, 2020. The Company has been advised by the service provider engaged for mailing the Annual Meeting materials that, due to limitations relating to the COVID-19 pandemic, the mailing of full sets of proxy materials to shareholders who have elected to receive hard copies of such materials is delayed but will be completed as soon as possible prior to the Annual Meeting.
The Company’s proxy statement and related materials, including the Company’s Annual Report on Form 20-F, are, or will be, available on the Securities and Exchange Commission’s website at www.sec.gov.
About the Company
Hermitage Offshore Services Ltd. is an offshore support vessel company that owns 23 vessels consisting of 10 platform supply vessels, or PSVs, two anchor handling tug supply vessels, or AHTS vessels, and 11 crew boats. The Company’s vessels primarily operate in the North Sea or the West Coast of Africa. Additional information about the Company is available at the Company’s website www.hermitage-offshore.com, which is not a part of this press release.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward‐looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward‐looking statements in order to encourage companies to provide prospective information about their business. Forward‐looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “target,” “project,” “likely,” “may,” “will,” “would,” “could” and similar expressions identify forward‐looking statements.
The forward‐looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, there can be no assurance that the Company will achieve or accomplish these expectations, beliefs or projections. The Company undertakes no obligation, and specifically declines any obligation, except as required by law, to publicly update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise.
Important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, the length and severity of the recent novel coronavirus (COVID-19) outbreak, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the offshore support vessel (OSV) market, changes in charter hire rates and vessel values, demand in offshore supply vessels, the Company’s operating expenses, including bunker prices, dry docking and insurance costs, governmental rules and regulations or actions taken by regulatory authorities as well as potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, the availability of financing and refinancing, vessel breakdowns and instances of off-hire and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

Contacts:

Hermitage Offshore Services Ltd.
+377 9798 5717 (Monaco)
+1 646 432 3315 (New York)
Web-site: www.hermitage-offshore.com